  Exhibit 99.1

NextSource Materials Receives First Royalty Payment
from Vision Blue Resources

NEWS RELEASE – TORONTO, July 7, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces it has closed US$8.0 million of a total US$11.0 million in non-dilutive royalty financing by Vision Blue Resources (“Vision Blue”) in respect to the sales of SuperFlake® graphite concentrate from the Molo Graphite Project.

The royalty payment is part of the total US$29.5 million strategic investment by Vision Blue Resources announced on February 8, 2021. Vision Blue is a newly created battery commodity/resource-focused private investment company founded by Sir Mick Davis. The Company received US$8.0M in payment for the royalty, less a $1.5M fee, for a net payment of $6.5 million. Pursuant to the financing package terms, the remaining US$3.0 million in royalty financing will be advanced by Vision Blue upon the Company spending 80 percent of mine capital cost expenditures.

The Vision Blue financing package is sufficient to fully fund construction of Phase 1 of the Molo Graphite Mine, the technical study for the Phase 2 Molo expansion to a targeted minimum of 150,000 tonnes per annum, the technical study for the construction of a battery anode facility, and a new metallurgical study to advance the Company’s Green Giant Vanadium Project.

Procurement of the processing plant equipment commenced on May 11, 2021 and construction of Phase 1 of the Molo mine is currently in progress. Site works are expected to begin in Q3/Q4 2021, with plant equipment installation beginning in Q1 2022, followed by plant commissioning in Q2 2022.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution. The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits and the only one with SuperFlake® graphite.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements in this release include statements regarding, among others; economic and technical studies, graphite prices, project economics, permitting, the development timeline and the graphite market. All such forward looking statements are based on assumptions and analyses made by management based on their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected including, but not limited to, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of other parties to perform as agreed; social or labour unrest; changes in commodity prices; unexpected failure or inadequacy of infrastructure and the failure of ongoing and contemplated studies to deliver anticipated results or results that would justify and support continued studies, development or operations. Readers are cautioned not to place undue reliance on forward-looking information or statements. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.